Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On July 6, 2000, NiSource and Columbia announced that regulatory agencies in Kentucky, Maine and Indiana have completed the needed actions on the planned merger of the companies. The actions bring the total to seven of nine states that have completed necessary actions on the merger. The text of the joint press release follows:

                             JOINT PRESS RELEASE
                                JULY 6, 2000


   NEWS RELEASE
                            CONTACTS:
                            Media
                            -----
                            NiSource- Maria P. Hibbs (219) 647-6201
                            Columbia- R.A. Rankin, Jr.  (703) 561-6044

                            Investor Relations
                            ------------------
                            NiSource- Dennis Senchak (219) 647-6085
                            Columbia- Thomas L. Hughes (703) 561-6001


    KENTUCKY, MAINE AND INDIANA COMMISSIONS OKAY NISOURCE/COLUMBIA MERGER
                Seven of Nine States Complete Deliberations;
                         Settlements Reached in Two

        MERRILLVILLE, Ind., and HERNDON, Va. (July 6, 2000) - NiSource Inc. and Columbia Energy Group today said regulatory agencies in Kentucky, Maine and Indiana have completed the needed actions on the planned merger of the companies. Their actions bring the total to seven of nine states that have completed necessary actions on the merger.

        The Kentucky Public Service Commission (KPSC) issued a merger approval on June 30, subject to the consent of the merging companies and Columbia Gas of Kentucky (CKY) to certain commitments. Those consents are being submitted to the KPSC July 6. KPSC stated that as approved the merger will have no impact on the base rates for CKY customers, nor will it create additional costs to them. Terms of the approval include: maintaining the headquarters of CKY in Lexington, continuing economic development efforts and community contributions at their present levels, and tracking merger savings for consideration in CKY's next rate case, which is to be filed within 18 months of the completion of the merger. A subsidiary of Columbia Energy Group, CKY serves 141,000 natural gas customers, primarily in central Kentucky.

        The Maine Public Utilities Commission (MPUC) issued its merger approval on June 30, subject to certain financial and operating conditions, regarding Northern Utilities, Inc., a natural gas distribution unit of NiSource subsidiary Bay State Gas Company. Northern Utilities serves 24,000 customers in southern Maine communities.

        The Indiana Utility Regulatory Commission (IURC) on June 23 stated in a letter to the U.S. Securities and Exchange Commission
   (SEC) that the companies' proposed merger will not alter the IURC's jurisdiction to monitor the activities of Northern Indiana Public Service Company (NIPSCO). The IURC said its opinion is based on the understanding that NiSource will operate NIPSCO and Columbia as separate subsidiaries. A combination electric and natural gas distribution subsidiary of NiSource, NIPSCO serves more than one million energy customers in the northern third of Indiana.

        "We are very pleased with the Kentucky and the Maine Commissions' approvals and the Indiana Commission's timely letter," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Their actions mark important steps toward reaching completion of our merger this year. We remain dedicated to bringing excellent energy services to Columbia customers in Kentucky, to Northern Utilities customers in Maine and to NIPSCO customers in Indiana, as well as to continue to support customer choice programs in both electricity and natural gas."

        Oliver G. Richard III, Columbia Energy Group chairman, president and chief executive officer, said, "We are working closely with NiSource to achieve a smooth transition. The progress on the regulatory approval front is just one element of the broad cooperation between the two companies, as we move ahead to the merger's expected completion, and to bring its benefits to customers."

        The Kentucky, Maine and Indiana actions follow merger-related actions by the Public Utilities Commission of Ohio on May 2 regarding Columbia Gas of Ohio, by the Commonwealth of Massachusetts' Department of Telecommunications & Energy on May 12 regarding NiSource subsidiary Bay State Gas Company, by the Maryland Public Service Commission on May 25 regarding Columbia Gas of Maryland, and by the New Hampshire Public Utilities Commission on June 6 regarding NiSource subsidiary Northern Utilities, Inc.

        Settlements have been reached in the two remaining states, Pennsylvania and Virginia, with all parties to the proceedings in those states. Final regulatory actions are expected soon.

        Completion of the merger also is subject to approvals by certain federal regulatory agencies, including the Federal Energy Regulatory Commission and the Securities and Exchange Commission. The $6 billion transaction was announced Feb. 28 and approved by shareholders of both companies at meetings on June 1 and 2. The transaction is expected to be completed by the end of 2000

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource





             Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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